SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
Sotheby's

(Name of Issuer - as specified in its charter)

Common Stock

(Title of Class of Securities)
835898107

(CUSIP Number)
Yeung Ying Kit
c/o Taikang Asset Management (Hong Kong) Limited
RM 4911-4913, 49/F The Center
 99 Queen's Road Central, Sheng Wan
Hong Kong (SAR), People's Republic of China
852-39755100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box [  ].
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Taikang Life Insurance Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	[ ] (a)	[x] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,918,661
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,918,661
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,918,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.52%
14	TYPE OF REPORTING PERSON IC

Item 1.     Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares") of Sotheby's (the "Issuer"). The address of the principal executive offices of the Issuer is 1334 York Ave., New York, New York 10021.
Item 2.     Identity and Background.
This Statement is being filed by Taikang Life Insurance Co., Ltd. (the "Reporting Person"), a Chinese Limited Company based in Beijing. The Reporting Person is principally an insurance company and is located at 10th Floor, Taikang Life Building, No. 10 Fuxingmennei Ave., Xicheng District, Beijing, People's Republic of China.
The directors and executive officers of Taikang Life Insurance Co., Ltd., and their business addresses and principal occupations are set forth in Exhibit A.
During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers or directors, has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.
The Shares herein reported as being beneficially owned by the Reporting Person were acquired by Taikang Asset Management (Hong Kong) Limited directly acting on behalf of the Reporting Person. Taikang Asset Management (Hong Kong) Limited has purchased a total of 7,918,661 Shares in open-market purchases for an aggregate consideration of $232,734,251 (exclusive of brokerage commissions). To the best knowledge of the Reporting Person, the funds used in such purchases were from Taikang Life Insurance Co., Limited's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.
Item 4.     Purpose of Transaction.
The Reporting Person has acquired the Shares for investment purposes based on a positive view of the Issuer's business prospects. Based on this view, personnel of the Reporting Person have expressed to members of the Issuer's Board of Directors and management support for the Issuer's broader strategic initiatives and provided suggestions regarding future director nominations for election to the Issuer's Board of Directors; such nomination could include persons associated with the Reporting Person.

The Reporting Person will continue to analyze their investment in the Issuer on an ongoing basis and may continue to acquire additional securities in the open market, in privately negotiated transactions or otherwise based on such analysis, subject to any required regulatory approvals, if any, depending on various factors, including but not limited to the price of Shares, prevailing market conditions, results, business, operations and prospects, other investment opportunities, and the Reporting Person's own liquidity, diversification and investment considerations. As part of this investment analysis process, the Reporting Person reserves the right to engage in discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investment and consider alternatives for growth and exploration of commercial opportunities.

Although the Reporting Person has no specific plan or proposal to dispose of Shares, the Reporting Person may also, at any time or from time to time, dispose of or distribute some or all of its Shares, depending on various factors, including but not limited to the price of Shares, prevailing market conditions, results, business, operations and prospects, other investment opportunities, and the Reporting Person's own liquidity, diversification and investment considerations.

Depending upon such discussions and consideration of strategic alternatives, the Reporting Person could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Person in light of current market conditions generally and specifically as they relate to the Issuer. The Reporting Person further reserves the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice.

Item 5.     Interest in Securities of the Issuer.
Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 58,555,146 Shares outstanding. As of July 26, 2016, the Reporting Person may be deemed to beneficially own 7,918,661 Shares, which represents 13.52% of the outstanding Shares. The number of Shares which may be deemed to be beneficially owned by the Reporting Person are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

Taikang Life Insurance Co., Ltd.:

7,918,661	Sole Voting and Sole Dispositive Power	13.52%

TRANSACTIONS
Information regarding transactions in the Shares that have been effected by the Reporting Person during the last sixty days are set forth in Exhibit B which is attached hereto.
Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
None.
Item 7.     Materials Filed as Exhibits.
The following exhibits are attached hereto:
Exhibit A - Executive Officers and Control Persons of the Reporting Person
Exhibit B -	Transactions in Securities of the Issuer during the Past Sixty Days by the Reporting Person

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.

Taikang Life Insurance Co., Limited

Date: July 27, 2016	By: /s/Yeung Ying Kit
Name: YEUNG YING KIT
Title: Senior Compliance Officer

EXHIBIT A

EXECUTIVE OFFICERS AND CONTROL PERSONS OF THE REPORTING PERSON

The following are each of the executive officers and directors of Taikang Life Insurance Co., Ltd. and their respective address, occupation and citizenship:
Name	Address	Principal Occupation	Citizenship

Chen Dongsheng	11/F, block B, Taikang Life Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, China	Businessman	China

Goh Chin Kiong	1928,China World Tower 1, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing, China	Financial Industry	Singapore

Dominic Lee	Flat 3102, block A, Kornhill, Quarry Bay, Hong Kong	Retired	Hong Kong

Teh Kok Peng	#39-01, 6 Battery Road, Singapore	Retired	Singapore

Tian Suning	Ju Fu Dian, Ritan Park, Chaoyang District, Beijing, China	Businessman	China

Andrew Wolff	200 West Street, New York, New York 10282-2198, United States	Financial Industry	U.S.A.

Hu Zuliu	48/F, China World Tower 3, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing, China	Businessman	Hong Kong

Ren Daode	2/F, Taikang International Building, No. 2 Wuding Hou Street, Xicheng District, Beijing, China	Businessman	China

EXHIBIT B

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS BY THE REPORTING PERSONS

No transactions in the Shares have been effected by the Reporting Person or to the best knowledge of the Reporting Person, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Person during the last sixty days except the following transactions, each of which was made in a broker's transaction in the open market:

Reporting Person	Sale/ Purchase	Trade Date	No. of Shares	Average Price Per Share ($)

Taikang Life Insurance Co., Ltd	Purchase	06/20/2016	100,182	29.6132
Taikang Life Insurance Co., Ltd	Purchase	06/27/2016	97,730	26.2357
Taikang Life Insurance Co., Ltd	Purchase	06/29/2016	48,035	26.7263
Taikang Life Insurance Co., Ltd	Purchase	07/18/2016	592,611	29.4272
Taikang Life Insurance Co., Ltd	Purchase	07/19/2016	1,694,306	30.003
Taikang Life Insurance Co., Ltd	Purchase	07/20/2016	391,000	30.4824
Taikang Life Insurance Co., Ltd	Purchase	07/21/2016	629,148	30.6835
Taikang Life Insurance Co., Ltd	Purchase	07/22/2016	500,000	31.0705
Taikang Life Insurance Co., Ltd	Purchase	07/25/2016	659,923	31.6319
Taikang Life Insurance Co., Ltd	Purchase	07/26/2016	600,000	31.9887